Exhibit 99(E)(i)

The Prudential Insurance Company of America

751 Broad Street

Newark, New Jersey 07102

PruBenefit Select SM

Group Flexible Premium Variable Universal Life Insurance Contract

Application For Group Contract No. G-######

Applicant: SPECIFY PARTY

Address: SPECIFY PLACE

The undersigned hereby applies for the Coverage to be provided by Prudential under the Group Contract referenced above. The Contract Holder will provide a census to Prudential on or before the Contract Date. Capitalized terms used in this Application are as defined in the Group Contract. The Death Benefit may be fixed or variable. A fixed Death Benefit may become variable if necessary to meet the definition of life insurance under the Internal Revenue Code. See Variable Universal Life Insurance Coverage, Schedule of Charges and General Rules in the Group Contract. The Cash Values under the Group Contract may increase or decrease in accordance with the experience of the Variable Investment Options and the amount of interest, if any, credited to the Fixed Interest Rate Option.

The Contract Holder certifies to Prudential that:

(1)	the Contract Holder has completed an On-line Document Center user data collection form

☐ Yes    ☐ No;

(2)	the Contract Holder consents to accept e-delivery of all documents relating to the Group Contract and Application, including any reports

☐ Yes    ☐ No;

(3)	the Contract Holder will use any proceeds or values under the Group Contract to finance employee benefit costs;

(4)	the Contract Holder is in compliance with the requirements of the Pension Protection Act of 2006 as those requirements relate to the treatment of employer-owned life insurance contracts under Section 101(j) of the Code (Internal Revenue Code of 1986, as amended) and returns and records with respect to employer-owned life insurance contracts under Code Section 6039I and acknowledges that Prudential shall have no obligation with respect to the Contract Holder’s compliance with such Code Sections;

113550 NJ APP 1000	(G-######)

(5)	the Contract Holder has sufficient knowledge and experience in financial and business matters so that it is capable of evaluating the merits and risks associated with an investment in variable insurance products; has exercised its independent judgment in choosing to invest in the Group Contract by independently assessing the opportunities and risks presented by the investment, relevant market factors and other relevant investment consideration; believes that the Group Contract will meet its insurance needs, investment objectives, risk tolerance and time horizon; understands that there is no guarantee with respect to investment performance of the Variable Investment Options and that additional premium may be needed to maintain the coverage in force; understands that the premiums contributed to the Group Contract are invested in one or more Separate Accounts, the assets of which are to be invested as described in the Group Contract, which it agrees to, and that the Group Contract cash values and Death Benefits will fluctuate based upon that investment performance; understands that any illustrations provided to the Contract Holder are based on a set of hypothetical assumptions and that the actual performance will vary;

(6)	the Contract Holder has received a current prospectus for the Group Contract; and

(7)	all statements made by the Contract Holder in this application are true and complete to the best of the Contract Holder’s knowledge and belief.

The Group Contract is approved and its terms are hereby accepted.

WARNING: Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

CONTRACT HOLDER NAME
(Full or Corporate Name of Applicant)

Dated at: PLACE	By:	JOHN DOE
(Name:
Title:)

On: DATE	Witness:	JANE DOE
(To be signed by Resident Agent where required by law)

113550 NJ APP 1000	(G-######)

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